Exhibit 99.2.

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Postal address: 14, 1st Tverskaya Yamskaya St., Moscow 125047, Russia		Legal address: 15, Dostoevskogo Street, St. Petersburg, 191002	E-mail: rostelecom@rt.ru www.rt.ru

Tel.:	(499) 972-80-22,	Tel.: (812) 601-00-18
	(499) 972-82-83	Fax: (812) 601-00-19
Fax:	(499) 972-82-22

December 11, 2009	BOARD OF DIRECTORS RESOLUTION	№16-1/40555

EXCERPT FROM THE MINUTES NO.20 OF

OF THE BOARD OF DIRECTORS MEETING

Date of meeting: December 11, 2009.

Location: 14 1st Tverskaya-Yamskaya St., Moscow, Russia.

Date of signing: December 11, 2009.

Chairman of the Board: Yevgeny V. Yurchenko.

Corporate Secretary: Pavel A. Nezhutin.

8 of 11 members of the Board participated in the meeting: Vladimir N. Bondarik, Sergey I. Kuznetsov, Alexey A. Lokotkov, Alexander Yu. Provotorov, Ivan I. Rodionov, Victor D. Savchenko, Elena V. Umnova, Yevgeny V. Yurchenko.

2 of 11 members of the Board submitted written opinions: Mikhail A. Leshchenko, Konstantin V. Malofeev.

1 of 11 members of the Board did not participate in the meeting: Maxim Yu. Tsyganov.

The quorum required for the meeting was present.

Persons invited to the meeting:

1.         Anton Yu. Kolpakov, General Director of OJSC Rostelecom;

2.         Vadim V. Semyonov, Advisor to General Director of OJSC Rostelecom;

3.         Valentina F. Veremyanina, Director of Corporate Governance and Legal Department of OJSC Svyazinvest;

4.         Kirill Ababryshev, representative of Skadden, Arps, Slate, Meagher & Flom LLP;

5.         Dmitry Kovalenko, representative of Skadden, Arps, Slate, Meagher & Flom LLP.

CONSIDERED ITEM NO.1 OF THE AGENDA:

Level II American Depositary Receipts (hereafter- the ADRs) representing underlying ordinary shares of OJSC Rostelecom.

Speaker: Pavel A. Nezhutin, Corporate Secretary of OJSC Rostelecom.

IT WAS RESOLVED, that:

1.        Level I ADR program shall be established instead of the existing Level II ADR program, including:

1.1.       Rostelecom’s ADRs shall be removed from listing on New York Stock Exchange (hereafter — NYSE) pursuant to NYSE listing rules;

1.2.       The registration with the U.S. Securities and Exchange Commission (hereafter — the SEC) shall be terminated pursuant to applicable U.S. laws.

2.        The Management Board shall provide for submission to the SEC and NYSE the documents necessary for removal of Rostelecom’s ADRs from listing on NYSE and termination of the registration with the SEC.

3.        Following the removal of the ADRs from listing on NYSE, the Management Board shall provide for trading of Rostelecom’s ADRs on over-the-counter basis through Pink OTC Markets Inc.

4.        The Management Board shall provide for information support of Rostelecom’s investors during the delisting and deregistration process.

Voting results on Item No.1 of the Agenda:

«FOR»	«AGAINST»	«ABSTAIN»
10 votes	No	No

Chairman of the Board (signed) Yevgeny V. Yurchenko.

Corporate Secretary (signed) Pavel A. Nezhutin

I, Pavel A. Nezhutin, do hereby certify that I am the duly elected Corporate Secretary of OJSC Rostelecom and that the above is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of OJSC Rostelecom, held on December 11, 2009, and that such resolution is now in full force.

IN WITNESS WHEREOF,

I have affixed my name, this 11th day of December, 2009.

OJSC Rostelecom

By:	s&s
Name:	Pavel A. Nezhutin
Title:	Corporate Secretary